INOVA TECHNOLOGY, INC.
2300 W. Sahara Ave. Suite 800
Henderson, NV 89102

Mr. Mew, Accounting Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: April 13, 2010 letter

Mr. Mew,

We have received and reviewed your letter in connection with the April, 2009 and January, 2010 filings. This is a response to your questions.

Also, can you please correct the upload date you recently made appear on WWW.SEC.GOV for the April 7, 2010 filing as it should be dated January 8, 2008.

In regard to your point about comments 4, 6, 12 we will state them correctly going forward. Depending on if there are other comments that are material that you require we restate we can do that also.

Comment 2: As stated in comment 3 previously the main difference between the $4,476,260 and $1,682,772 is the accumulated depreciation that was inadvertently carried over from the target company acquired.

Comment 3: FV of revenue producing equipment acquired from Trakkers: $1,682,772 (which consisted of $4,134,763 of assets and $2,451,991 of A/D).  Accumulated depreciation was incorrectly added to the balance in the footnote.  $4,134,763 + $341,497 of additions during fiscal 2009 = $4,476,260

Revenue producing equipment - $2,024,269 ($1,682,772 + $341,497 of additions)
Total A/D - $734,436 (Trakkers - $405,500, others $328,936)

We will correct this in the prior year section of the 10K we are working on now for April, 2010. Since there is no net impact we didn’t see the importance of re-filing an entire 10K for this, unless there are other open items in different comments.

Comment 6: As of April, 2009 the waiver was good until April, 2009

Comment 9: Please refer to ASC 505-50-15-3c. Transactions with lenders are not within scope of 505-50-30-28 & 35-5.

Comment 10: Your letter appears to be correct. However, due to the number of potential periods involved and issues we are going to need a large amount of time to research and respond to this. Further, we’d like to do so after all the other points are addressed.

Comment 11: Attached

Comment 12: Regarding the 2% penalty for not filing registration statements, the extensions waive the penalties until April, 2010. We anticipate that the lender will continue to waive this requirement due to the cost of the registration statements. We consider it remote that we would have to pay a penalty. 2% of the debt balance at April, 2009 of $3,525,044 would result in a fee of $70,501.

Per your letter we acknowledge:

1)	The company is responsible for the adequacy and accuracy of the disclosure in the filing
2)	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
3)	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

We believe this responds to your questions pertaining to the filings. Thank you for your consideration. Please contact me should you have any questions.

Regards,

/s/ Bob Bates
Bob Bates, CPA, CVA, CFO, CFE

Exhibit 31.1

CERTIFICATION OF THE CHIEF EXECUTIVE OFFICER

REQUIRED BY RULE 13A - 14(A) OR RULE 15D - 14(A)

I, Adam Radly, certify that:

1.   I have reviewed this annual report on Form 10-K of Inova Technology Inc.

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4.   The small business issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)  Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)  Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5. The small business issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

(b)  Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Date: August 10, 2009	/s/ Adam Radly
Chief Executive Officer

Exhibit 31.2

CERTIFICATION OF THE CHIEF FINANCIAL OFFICER

REQUIRED BY RULE 13A - 14(A) OR RULE 15D - 14(A)

I, Bob Bates, certify that:

1.   I have reviewed this annual report on Form 10-K of Inova Technology Inc.

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4.   The small business issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)  Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)  Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)  Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5. The small business issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control    over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

(b)  Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Date: August 10, 2009	/s/ Bob Bates
Chief Financial Officer